FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Nomura Holdings 104th Fiscal Year Second Quarterly Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: December 3, 2007
	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

NOMURA

Nomura Holdings, Inc.

104th Fiscal Year Second Quarterly Report

To our Shareholders

I am pleased to present you with our business report for the second quarter (July 1, 2007 – September 30, 2007) of the fiscal year ending March 31, 2008.

First, I would like to announce that the dividend for the second quarter will be 8.5 yen per share, the same as the dividend for the first quarter.

Despite some weakness in personal consumption, the Japanese economy continued on its recovery track during the second quarter, underpinned by a pickup in productivity and exports in the corporate sector, along with continued firm capital investment activity.

Overseas, the US economy continued to slow down, primarily due to the correction in the housing market. On the other hand, the Asian economy continued its overall moderate expansion, led by China, which has continued to record annualized growth above the 10% level.

The Japanese stock market experienced a steep decline in August, as non-resident investors became significant net sellers in conjunction with the credit crunch triggered by the problems in the US subprime market, in addition to the rapid strengthening of the yen. Share prices then regained their footing, but the stock market remained volatile for the remainder of the quarter.

Amidst this environment, our business results in the second quarter were disappointing due to realized losses from the liquidation of positions in conjunction with our exit from the RMBS (Residential Mortgage Backed Securities) business in the US, and a restructuring charge related to our US operations. Under accounting principles generally accepted in the United States (US GAAP), consolidated net revenue was 220.2 billion yen, while we recorded a pre-tax loss of 46.5 billion yen and a net loss of 10.5 billion yen for the quarter.

As a result, for the first half of the fiscal year (April 1, 2007 – September 30, 2007), under accounting principles generally accepted in the United States (US GAAP), consolidated net revenue increased by 31.5% from the first half of the previous fiscal year to 600.9 billion yen, income before income taxes fell by 9.5% to 96.4 billion yen, and net income rose by 4.0% to 66.2 billion yen, approximately the same level as the first half of the previous fiscal year. Return on equity (ROE) for the six-month period was 6.0%.

Going forward, we expect to see a significant growth in business opportunities, as the shift from savings to investment continues and companies aggressively pursue growth. In particular, we will allocate management resources globally and in a flexible manner, and increase our focus on client-centric businesses.

We look forward to your continued support.

November 2007

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

Second Quarter Financial Highlights

Net revenue for the second quarter was 220.2 billion yen (-42.2% QoQ, -12.3% YoY). Loss before income taxes was 46.5 billion yen. Net loss was 10.5 billion yen. ROE* for the second quarter was -1.9%.

*	Annualized

US RMBS Business

As announced recently, we have booked a loss of 73 billion yen in our US RMBS business due to realized and unrealized losses accompanying further deterioration in the US RMBS market.

We have reduced our US RMBS exposure from 266 billion yen at the end of June to approximately 14 billion yen, about 100 million of which is subprime related, thereby virtually completing our exit from the market.

*	As at announcement of interim results

(billions of yen)

Breakdown
	Jun. End	Latest*
US RMBS Business	266.0	Approx. 14.0
Total Position Subprime	71.1	Approx. 0.1

(billions of yen)

Losses in US RMBS Business
2008.3 1Q	31.2
2008.3 2Q	Approx. 73.0

Domestic Retail

Net revenue of 103.3 billion yen (-15.2% QoQ), income before income taxes of 32.2 billion yen (-36.3% QoQ).

•	Domestic Client Assets declined by 4 trillion yen from the end of June to 84.3 trillion yen at the end of September due mainly to a downturn in the stock market.

•	Net asset inflow of 1.7 trillion yen; Number of accounts with balance increased by 63 thousand* to 4.066 million accounts.

•	Investment trust administration fees and other increased for eleventh straight quarter to 15.3 billion yen.

•	Commissions for distribution of investment trusts** declined 10.7% QoQ to 35.4 billion yen; Stock brokerage commissions decreased 8.2% QoQ to 20.4 billion yen.

*	From end of prior quarter
**	Nomura Securities

Global Markets

Net revenue of 16.8 billion yen (-84.6% QoQ), loss before income taxes of 67.7 billion yen.

•

In Fixed Income, although order flow for structured bonds weakened, trading of credit derivatives and interest rate and currency-linked derivatives mainly in Europe contributed to revenue as we capitalized on revenue-generating opportunities amid volatile interest rate and currency markets.

•	In Equity, revenue from MPO transactions and block trades declined, while equity derivative trading was robust and Instinet revenue expanded.

Global Investment Banking

Net revenue of 10.8 billion yen (-70.6% QoQ), loss before income taxes of 3.9 billion yen.

•	In equity financing, we acted as lead manager for deals by Mitsui Trust Holdings and DA Office Investment Corporation.

•	In M&A, we acted as financial advisor on a tender offer by Promise to acquire all shares in Sanyo Shinpan Finance.

•	Topped Equity and Equity-related and M&A advisory league tables*.

*	Jan.-Sep. 2007 (Japan related), Thomson Financial

Global Merchant Banking

Net revenue of 8.5 billion yen (-80.5% QoQ), income before income taxes of 5.4 billion yen (-86.5% QoQ).

•

Realized gains from the sale of Terra Firma investee companies and Sliontec by Nomura Principal Finance. Unrealized losses and gains booked due to valuation at fair value of certain investee companies.

Asset Management

Net revenue of 23.7 billion yen (-10.3% QoQ), income before income taxes of 7.7 billion yen (-37.0% QoQ).

•	Total assets under management remained roughly unchanged from end of June at 30.3 trillion yen*.

•

Net assets in funds for bank customers declined 67 billion yen from end of June to 2.1 trillion yen, while net assets in funds distributed through Japan Post Bank rose 32 billion yen to 568.9 billion yen*.

•	Assets under management in My Story Profit Distribution-type Course B fund increased approx. 144 billion yen from the end of June to 2.1 trillion yen*.

•	Strong sales of newly-launched funds such as Nomura Global High Interest Rate Currencies Fund and Nomura Aqua Investment.

*	As at end of September

Other

In business segment information, businesses not included in the five business divisions are included in “Other”. Net revenue for “Other” was 37.0 billion yen (+139.7 QoQ), loss before income taxes was 1 billion yen.

Creation of “NOMURA CUBE”

Nomura Joins Virtual World Second Life®

On July 13, Nomura Securities Co., Ltd. joined Second Life®* (Japanese Version), establishing an information center called NOMURA CUBE within this virtual world. With this, we became the first Japanese bank or securities firm to participate in Second Life®.

By joining Second Life® at this early stage, we have succeeded in raising Nomura’s presence within Second Life®, in addition to adding a new medium for customers to learn about our services.

At NOMURA CUBE, through their avatars (their persona in this virtual world) customers are able to receive information via posters and touch panel screens, as well as listen to presentations at various seminars. NOMURA CUBE customers can also receive novelty items in the virtual world, such as a pet beagle named CUBE DOG.

*	Second Life® is a virtual world with 3-D graphics accessed through the internet, in which individuals live via characters they have created for themselves. Second Life® is a registered trademark of Linden Research, Inc. of the US

Real Life NOMURA CUBE in 3 Locations

In addition to the NOMURA CUBE in Second Life®, we set up a real life NOMURA CUBE in late September at 3 locations (Kasumigaseki, Akihabara, and Harumi) in the Tokyo area. At these full-time staffed, cube-shaped kiosks, we provide visitors with real time stock price and foreign exchange market data, and visitors are able to obtain a variety of information, as well as browse and collect investment magazines and pamphlets containing information about financial products.

These NOMURA CUBE kiosks also feature large touch screen monitors that introduce nearby Nomura branches and provide information about upcoming seminars.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One

Trading Unit	One Hundred (100)

	1st Quarter	2nd Quarter	3rd Quarter	Year-end
Record Date for Dividend Payments	June 30	September 30	December 31	March 31
Dividend Payment Date*	September 1	December 1	March 1	June 1

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

General Meeting of the Shareholders                         Held in June

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this document.